SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
A Publicly-traded Company

MATERIAL FACT

Merger of Pramoa Participações S.A.

Rio de Janeiro, March 3, 2008 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian energy company with international operations, in compliance with the provisions set forth by CVM Instructions nos. 319/99 and 358/02, hereby makes public that its Board of Directors, in a meeting held on the present date, approved the proposal of merger of its wholly-owned subsidiary Pramoa Participações S.A. (“Pramoa”), and that it shall submit to the resolution of its shareholders, in an Extraordinary General Meeting to be timely convened, said merger, according to the terms and conditions set forth as follows.

The merger of Pramoa into PETROBRAS (the “Merger”) is related to the acquisition transaction of Suzano Petroquímica S.A. (“Suzano”), carried out on November 30, 2007, in accordance with the Material Fact disclosed on the same date.

Pramoa is a closely-held company that was incorporated for carrying out the corporate restructuring required for the transfer of control of Suzano to PETROBRAS.

The only relevant assets of Pramoa are all shares issued by Dapean Participações S.A (“Dapean”) and, the latter’s only relevant assets are the shares issued by Suzano, as broken down in the following structure:

The merger will represent the alignment of the interests of the shareholders of PETROBRAS in order to provide the simplification of the corporate structure created within the scope of the acquisition transaction of the control of Suzano, in addition to promoting the creation of value for PETROBRAS through the capture of additional synergies.

On this date, PETROBRAS’s Board of Directors voted in favor of the Merger of Pramoa, in accordance with the Protocol of Merger and Justification (the “Protocol”) entered into by PETROBRAS and Pramoa on February 28, 2008, the main features of which are described below.

The shareholders of Pramoa hired Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”), with the purpose of evaluating the book value of Pramoa’s shareholders’ equity, based on the items included in its Balance Sheet, prepared on December 31, 2007, thus comprising the value of the shareholders’ equity to be transferred to PETROBRAS, in addition to preparing an Appraisal Report.

Deloitte stated that it does not have any current or potential conflict of interests with the controlling or minority shareholders of PETROBRAS, as the sole shareholder of Pramoa, or in relation to any other company involved in the transaction, and its respective partners, and neither in relation to the transaction that is the object of this Material Fact.

In accordance with Deloitte, the book value of Pramoa’s shareholders’ equity, to be transferred to PETROBRAS, amounts to eight hundred fifty million, nine hundred six thousand, one hundred sixty two reals and eighty six centavos (R$850,906,162.86) .

Equity changes verified in the period between December 31, 2007 and the effective Merger will remain recorded on the books of the merged company and shall be absorbed by the merging company and transferred to the latter's books at their respective values on the effective date of the Merger, and the values and criteria adopted in the Protocol for carrying out the Merger operation shall not be changed.

Through the Merger of Pramoa, its entire equity will be transferred to PETROBRAS, and Pramoa will subsequently be liquidated, and PETROBRAS will become the universal successor of the former’s rights and duties. As a result, the ninety seven million, two hundred sixty six thousand, four hundred forty five (97,266,445) common and the seventy six million, three hundred twenty two thousand, three hundred eighty three (76,322,383) preferred shares issued by Pramoa shall be cancelled, and the necessary adjustments and adaptations in PETROBRAS’s accounting records shall be carried out. Since this is a merger of a wholly-owned subsidiary by its controlling company, there will be no cancellation or issuance of shares by PETROBRAS due to the Merger. In addition, there will be no changes to the value of its capital stock. As a result, after the merger, PETROBRAS’s capital stock and shareholders’ equity will remain unchanged. Accordingly, there will be no changes to PETROBRAS’s By-laws.

Since the merger of Pramoa will not result in an increase of PETROBRAS’s capital stock, there will be no share exchange ratio as Pramoa is a wholly-owned subsidiary of the Company. Given the lack of non-controlling shareholders in the company to be merged, the lack of capital increase in the merging company and the lack of share exchange (exchange ratio), article 264 of Law no. 6,404/76 does not apply within the scope of this transaction. The non-applicability of the calculation of the share exchange ratios of the non-controlling shareholders of the subsidiary based on the value of the shareholders’ equity of the shares of the controlling company and the subsidiary, at market prices, was the object of a consultation with CVM, within the scope of CVM Case ("Processo”) RJ 2008-1217. Even though, to date, PETROBRAS has not received a communication with a decision by the institutional committee (“colegiado”) of this self-governing entity ("autarquia”), there are numberless decisions of similar cases that received the approval by CVM regarding this specific issue.

The goodwill generated from the acquisition of the investment in Pramoa by PETROBRAS amounted to one billion, two hundred forty one million, three hundred seven thousand, three hundred thirty eight reals and seventy centavos (R$1,241,307,338.70), based on the expectation of future results. With the Merger of Pramoa, said goodwill will become deductible, by PETROBRAS, from the calculation basis of the Corporate Income Tax and the Social Contribution Tax at the ratio of 1/120th per month, in accordance with the terms of Brazil’s Federal Revenue Service’s Normative Instruction no. 11/99.

Pramoa does not have, and it shall not have, on the date of the Merger, minority shareholders, which is the reason why there is no right of withdrawal arising from the Merger, as well as reimbursement rights for the shares issued by Pramoa.

In order to be implemented, the Merger shall also need to be submitted to PETROBRAS’s Fiscal Council, in accordance with the terms of item III of article 163 of Law no. 6,404/76.

The Protocol, the audited financial statements of Pramoa on which the Appraisal Report was based, the Appraisal Report itself, as well as any other documents to be made available in compliance with the applicable legislation and rules were forwarded, on this date, to Brazil’s Securities and Exchange Commission (CVM) and to the São Paulo Stock Exchange (BOVESPA), and shall be available for examination and copy by the shareholders of PETROBRAS as from today at the headquarters of this company.

The Company will keep its shareholders and the market in general timely and adequately informed about any developments related to the Merger operation up to its conclusion.

     Almir Guilherme Barbassa
CFO and Investor Relations Director

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS Investor Relations Department I
E-mail: petroinvest@petrobras.com.br /acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.